EXHIBIT 99.1

Huazhu Group Limited Announces Its Preliminary Results for Hotel Operation in the Third Quarter of 2018

SHANGHAI, China, Oct. 16, 2018 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu”, or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operation in the third quarter ended September 30, 2018.

2018 Q3 Revenues expected to exceed the high-end of guidance
Due to the better-than-expected hotel performance, the unaudited revenue for 2018 Q3 exceeded the high end of our previous revenue guidance (10.5%-12.5%) by a few percentage points, subject to the review by our auditors.

Operating Metrics

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2017	2018	2018	change
Occupancy rate (as a percentage)
Leased and owned hotels	92.8%	91.4%	92.0%	-0.8%
Manachised hotels	94.1%	89.8%	91.1%	-3.1%
Franchised hotels	78.9%	78.7%	80.7%	1.8%
Blended	93.1%	89.6%	90.7%	-2.3%
Average daily room rate (in RMB)
Leased and owned hotels	257	270	279	8.8%
Manachised hotels	204	212	226	10.7%
Franchised hotels	236	248	264	11.7%
Blended	218	226	239	9.8%
RevPAR (in RMB)
Leased and owned hotels	238	246	257	7.8%
Manachised hotels	192	190	205	7.1%
Franchised hotels	186	195	213	14.3%
Blended	203	203	217	7.1%

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	September 30,		yoy
	2017	2018	change
Total	2,908	2,908
Leased and owned hotels	551	551
Manachised and franchised hotels	2,357	2,357
Occupancy rate (as a percentage)	95.5%	93.2%	-2.3%
Average daily room rate (in RMB)	208	222	6.7%
RevPAR (in RMB)	199	207	4.2%

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed (1)	Net added	As of	Net added	As of
	in Q3 2018	in Q3 2018	in Q3 2018	September 30, 2018	in Q3 2018	September 30, 2018
Leased and owned hotels	30	(5)	25	698	594	86,825
Manachised and franchised hotels	205	(78)	127	3,357	15,505	322,691
Total	235	(83)	152	4,055	16,099	409,516

(1) Reasons for closures include property-related issues, operating loss and non-comliance issues. As of September 30, 2018, 14 manachised and franchised hotels were temporarily closed for brand upgrade.

Number of hotels in pipeline as of September 30, 2018
Leased hotels	42
Manachised and franchised hotels	882
Total(2)	924

(2) Including 150 hotels under brands of ibis, ibis Styles, Mercure, Grand Mercure and Novotel; 137 hotels under brands of Orange Select and Crystal Orange,13 hotels under brand of Blossom Hill.

Business Update by Segment

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q3 2018	September 30, 2018
Economy hotels	1	2,858
HanTing Hotel	19	2,255
Leased hotels	(2)	426
Manachised hotels	21	1,825
Franchised hotels	0	4
Hi Inn	(3)	392
Leased hotels	(1)	28
Manachised hotels	(2)	315
Franchised hotels	0	49
Elan Hotel	(14)	204
Manachised hotels	(16)	172
Franchised hotels	2	32
Orange Hotel	(1)	7
Leased hotels	(1)	5
Manachised hotels	0	1
Franchised hotels	0	1
Midscale and upscale hotels	151	1,197
JI Hotel	49	501
Leased hotels	0	91
Manachised hotels	48	407
Franchised hotels	1	3
Starway Hotel	16	193
Leased hotels	0	2
Manachised hotels	16	161
Franchised hotels	0	30
Joya Hotel	(1)	6
Leased hotels	0	4
Manachised hotels	(1)	1
Franchised hotels	0	1
Manxin Hotels & Resorts	4	21
Leased hotels	1	4
Manachised hotels	3	14
Franchised hotels	0	3
HanTing Premium Hotel	14	59
Leased hotels	2	19
Manachised hotels	12	40
Ibis Hotel	13	125
Leased and owned hotels	0	19
Manachised hotels	16	67
Franchised hotels	(3)	39
Ibis Styles Hotel	5	28
Leased hotels	0	1
Manachised hotels	5	25
Franchised hotels	0	2
Mercure Hotel	7	35
Leased hotels	5	9
Manachised hotels	2	21
Franchised hotels	0	5
Novotel Hotel	2	7
Leased hotels	1	1
Manachised hotels	0	4
Franchised hotels	1	2
Grand Mercure	0	6
Leased hotels	0	1
Manachised hotels	0	3
Franchised hotels	0	2
Orange Select	16	143
Leased hotels	2	50
Manachised hotels	7	61
Franchised hotels	7	32
Crystal Orange	5	52
Leased hotels	0	20
Manachised hotels	1	19
Franchised hotels	4	13
Blossom Hill	21	21
Leased hotels	18	18
Manachised hotels	3	3
Total	152	4,055

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	September 30,		September 30,		yoy change	September 30,		yoy change	September 30,		yoy change
	2017	2018	2017	2018		2017	2018		2017	2018
Economy hotels	2,425	2,425	178	185	4.1%	182	196	7.2%	98%	95%	-2.8%
Leased hotels	450	450	182	197	8.3%	192	208	8.5%	95%	94%	-0.2%
Manachised and franchised hotels	1,975	1,975	177	182	2.9%	180	192	6.7%	98%	95%	-3.5%
Midscale and upscale hotels	483	483	272	284	4.3%	308	323	5.0%	88%	88%	-0.5%
Leased and owned hotels	101	101	326	339	4.1%	356	374	5.1%	92%	91%	-0.9%
Manachised and franchised hotels	382	382	250	262	4.4%	288	302	4.9%	87%	87%	-0.4%
Total	2,908	2,908	199	207	4.2%	208	222	6.7%	96%	93%	-2.3%

The Company consolidated the results of the acquired Crystal Orange Hotels since May 25, 2017, which has a significant impact on our blended RevPAR, as follows:

The year-over-year growth rate for blended RevPAR
	2018 Q1	2018 Q2	2018 Q3
As reported	13.7%	13.2%	7.1%
Excluding Crystal Orange	9.8%	10.7%	7.5%

About Huazhu Group Limited
Huazhu Group Limited is a leading hotel operator and franchisor in China. As of September 30, 2018, the Company had 4,055 hotels or 409,516 rooms in operation. With a primary focus on economy and midscale hotel segments, Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Manxin Hotel, Joya Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Blossom Hill. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.
The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of September 30, 2018, Huazhu Group operates 21 percent of its hotel rooms under lease and ownership model, 79 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com .

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.
The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com